SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

1770 Timberwood Boulevard, Suite 100

Charlottesville, Virginia 22911

(434) 973-5242

October 23, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Southern National Bancorp of Virginia, Inc.
Registration Statement on Form S-4
File No. 333-136476

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Southern National Bancorp of Virginia, Inc. (“SNBV”) hereby requests that the above captioned Registration Statement be ordered effective at 10:00 a.m. on Wednesday, October 25, 2006, or as soon thereafter as is practicable.

In connection with this request, SNBV acknowledges that:

•	Should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve SNBV from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	SNBV may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, SNBV represents that it will comply with such provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 as may apply to it for this offering.

Very truly yours,

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

By:	/s/ Georgia S. Derrico
Georgia S. Derrico Chairman and Chief Executive Officer